EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF
EXETER FINANCE LLC

I, Jeff Briggs, certify that:

(a)            A review of Exeter Finance LLC’s activities and of its performance under the Sale and Servicing Agreement, dated as of September 18, 2022 (the “Sale and Servicing Agreement”), among Exeter Holdings Trust 2022-5, EFCAR, LLC, Exeter Finance LLC, as servicer (in such capacity, the “Servicer”), Exeter Automobile Receivables Trust 2022-5, and Citibank, N.A., as indenture trustee and backup servicer, during the year ended December 31, 2025 has been made under my supervision.

(b)            To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Sale and Servicing Agreement in all material respects throughout the aforementioned period.

March 27, 2026

By:    /s/ Jeff Briggs
Jeff Briggs
Executive Vice President and Treasurer
Exeter Finance LLC, as Servicer of Exeter Automobile Receivables Trust 2022-5